Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

FIBROCELL SCIENCE, INC.

Fibrocell Science, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) for the purpose of amending its Amended and Restated Certificate of Incorporation of the Corporation, in accordance with the General Corporation Law of Delaware, does hereby make and execute this Certificate of Amendment to the Amended and Restated Certificate of Incorporation and does hereby certify that:

1. The provisions of the present Article IV of the Amended and Restated Certificate of Incorporation of the Corporation are amended by deleting the first sentence of Article IV in its entirety and substituting in lieu thereof the following new first sentence of Article IV, with no changes to be made to the subsequent sentences and provisions of Article IV:

“The Corporation shall have authority to issue an aggregate of 1,105,000,000 shares, of which 5,000,000 shares shall be preferred stock, $0.001 par value (hereinafter the “Preferred Stock”), and 1,100,000,000 shares shall be common stock, par value $0.001 (hereinafter the “Common Stock”).”

2. The Amendment to the Amended and Restated Certificate of Incorporation of the Corporation set forth above was duly adopted at a meeting of the Board of Directors of the Company and subsequently approved at an annual meeting of shareholders of the Corporation by an affirmative vote of a majority of the outstanding shares of the Corporation’s Common Stock, par value $0.001 per share, entitled to vote thereon in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, I have signed this Certificate this 13th day of September, 2012.

/s/ David Pernock
David Pernock,
President and CEO